Exhibit 12.01

Equitable Resources, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	from beg of year
	Pro forma	Pro forma	Nine Months Ended September 30,		Pro forma	Years Ended December 31,
	2003	2005	2005	2004 (1)	2004	2004 (1)	2003	2002	2001	2000
Earnings
Net Income before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes	$92,551	$295,640	$298,219	$360,088	$419,110	$422,548	$255,349	$228,218	$239,531	$163,344
Minus: equity (earnings) loss of non consolidated investments and minority interest	(9,144)	(9,144)	(9,144)	39,358	38,558	38,558	5,808	10,566	(26,101)	(25,161)
Plus: fixed charges	11,805	41,541	38,962	37,198	54,392	50,954	47,822	41,265	44,268	80,112
Minus: capitalized interest	(60)	(337)	(337)	(268)	(400)	(400)	(800)	(1,400)	(2,000)	(3,300)
Minus: investment tax credit amortization	(264)	(794)	(794)	(807)	(1,080)	(1,080)	(1,085)	(1,126)	(1,075)	(1,189)
Earnings before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes and fixed charges	$94,888	$326,906	$326,906	$435,569	$510,580	$510,580	$307,094	$277,523	$254,623	$213,806

Fixed Charges
Interest expense	$11,432	$40,181	$37,602	$35,953	$52,685	$49,247	$45,766	$38,787	$41,098	$75,661
Plus: capitalized interest and allowance for borrowed funds used during construction	60	337	337	268	400	400	800	1,400	2,000	3,300
Plus: estimated interest component of rental expense	90	350	350	304	410	410	396	389	483	436
Plus: amortization of original issue discount	223	673	673	673	897	897	860	689	687	715

Fixed Charges	$11,805	$41,541	$38,962	$37,198	$54,392	$50,954	$47,822	$41,265	$44,268	$80,112

Ratio of earnings to fixed charges	8.04	7.87	8.39	11.71	9.39	10.02	6.42	6.73	5.75	2.67

			-6.21%			-6.32%

				Full year 2004	9 months 2005
Commercial paper		3.76%	148000000	(5,561,840)	-4171380
New issuance		6.00%	150000000	9,000,000	6,750,000
				3,438,160	2,578,620
				3,438	2,579

(1)       In the second quarter of 2004, Westport Resources Corporation and Kerr-McGee Corporation completed a merger.  The Company recognized a gain of $217.2 million on the exchange of the Westport shares for Kerr-McGee shares in the merger.  If this gain is removed from our earnings, the earnings to fixed charges ratio for the nine-months ended September 30, 2004 and for the year ended December 31, 2004 would be 5.87 and 5.76, respectively.